EXHIBIT 3

Management's Discussion and Analysis

ABOUT FORWARD-LOOKING STATEMENTS

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as “plans,” “intends,” “anticipates,” “should,” “estimates,” “expects,” “believes,” “indicates,” “targeting,” “suggests” and similar expressions.

This Annual Report and Management’s Discussion and Analysis (“MD&A”), and in particular the outlook sections of this MD&A, contain forward-looking statements about ATI’s objectives, strategies, financial condition and results. These “forwardlooking” statements are based on current expectations and entail various risks and uncertainties.

It must be noted that:

•	Forward-looking statements describe our expectations on the day they are made. For the MD&A, it is November 26, 2004.

•	Our actual results may materially differ from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. Therefore we cannot provide any assurance that forward- looking statements will materialize.

•	We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

Risks that could cause our actual results to materially differ from our current expectations are outlined in the Risks and Uncertainties section of this MD&A.

This MD&A comments on ATI’s operations, performance and financial condition for the two fiscal years ended August 31, 2004 and 2003. The MD&A should be read in conjunction with ATI’s 2004 consolidated financial statements and accompanying notes beginning on page 29 of this Annual Report. All tabular amounts are expressed in thousands of U.S. dollars except per share amounts.

Additional information regarding ATI and our business is contained in our filings with securities regulatory authorities, including our Annual Information Form, and can be accessed at www.sedar.com or on our company website at www.ati.com.

In this MD&A, ATI, we, us and our refer to ATI Technologies Inc. and its subsidiaries.

The MD&A is presented in four sections:

About Our Business describes our business, strategy and outlook.

Financial Results Analysis provides a detailed review of our financial performance for the past three years. It focuses on operating results as well as liquidity and capital resources.

Risks and Uncertainties examine uncertainties and challenges that could affect our business.

Our Accounting Policies describe our critical accounting policies and the key estimates and assumptions that management has made in the preparation of our financial statements. It also provides a description of changes in accounting standards used to prepare our financial statements.

About Our Business

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world’s foremost visual processor unit provider and is dedicated to delivering leading-edge performance solutions for the full range of PC desktop and notebook platforms, workstation, set-top and digital television, game console and handheld markets.

ATI had revenues of approximately $2 billion in 2004 and has more than 2,700 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

ATI TERMS EXPLAINED

We use certain acronyms to identify some of the main product categories in our business.

VPUs

Visual processing units (VPUs) are semiconductor chips that increase the speed and improve the image quality of complex images that can be displayed on a computer monitor. They also enable the support of enhanced screen resolutions and improve color definition.

VPUs off-load the burden of visual processing from the computer’s microprocessor or central processing unit (CPU). In this way the dedicated VPU and CPU work in tandem to increase overall speed and performance of the PC.

IGPs

Integrated graphics processors (IGPs) are semiconductor chips that combine the graphics processor with one or more other core logic functions such as memory, input/output and communications controllers on one chip.

Visual Processing Units for Personal Computers (PCs)

ATI designs, engineers, manufactures and markets VPU, and IGP products to original equipment manufacturers (OEMs) and system integrators (SIs) who build them into their PCs, original design manufacturers (ODMs) and add-in-board manufacturers (AIBs) who add them to their PC motherboard products or who use them in their graphic board products, as well as retailers.

Desktop

Our discrete desktop VPUs address desktop PC markets where customers expect high levels of performance, speed and a compelling visual experience. We deliver an array of features and performance value propositions for all four segments of the PC market: value, mainstream, performance and enthusiast. We also design and build VPU solutions for the advanced workstation and home media markets.

Our integrated desktop IGP addresses the value segment of the PC market, bringing speed and an excellent visual experience to the sub-$800 PC market.

Notebook

Our notebook VPUs address the portable or laptop computer segment. In this category, speed, low power consumption and visual performance are the uppermost considerations of our customers. We focus on designing notebook VPUs that meet and exceed these expectations in value, mainstream and enthusiast categories. We also build notebook VPU solutions for the workstation and home media markets.

Our integrated notebook IGPs target the value category of the portable or laptop computer segment. Our products combine excellent graphic performance and low power consumption at a value price-point.

Visual Processing Products for Consumer Electronics

Many consumer electronics today rely on some form of digital processor to increase functionality, improve reliability, decrease size and lower costs.

ATI has been working for several years to leverage our core technology, visual processing expertise and power management know-how in certain consumer markets. We have targeted three end user markets: handheld devices, including color mobile phones; digital television, including set-top boxes; and game consoles.

Color mobile phones and other handheld devices

Demand for multimedia features in color mobile phones and other handheld devices is driving requirements for more advanced visual processors. Higher resolution panels, higher performing embedded processors as well as increased internal and removable storage are contributing to the revolution in handheld and mobile communication devices.

Our IMAGEONTM product line delivers leading visual processing along with power saving technology and a high level of integration to this market.

Digital television including set-top boxes

Digital television is another key consumer electronics market for ATI. The U.S. Federal Communications Commission has mandated that all televisions sold in the U.S. be equipped with a digital tuner by 2007. Worldwide, the transition to digital delivery of television signals is well underway.

We are leveraging our core technology in visual processors and multimedia by designing and manufacturing component-level visual and signal processing technologies for the digital television and set-top box markets. Our XILLEONTM and THEATERTM product lines are cost-effective and highly integrated solutions for this market.

Game consoles

We leverage our core visual processing technology in the game console market. Nintendo’s current game console GAMECUBETM is powered by ATI’s “Flipper” graphics processor. We have also entered into technology development agreements with game console manufacturers Nintendo Co., Ltd. for future products and Microsoft Corp. for future Xbox® products and services.

Business Strategy and 2004 Progress and Achievements

Our success to date and our future prosperity are driven by the four pillars of our business strategy—securing and maintaining product and technology leadership, establishing a franchise in the IGP market, building momentum and scale in consumer digital electronics markets, and continuously improving our efficiency and our operational and financial performance.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

BUSINESS OUTLOOK FOR FISCAL 2005

In fiscal 2005, we expect to benefit from low double digit growth in the PC market. In consumer electronics, further expansion of the consumer market for enhanced feature color cellphones and DTV is expected to provide us with growth opportunities in fiscal 2005.

Based on these trends, we anticipate stronger overall revenue and earnings performance in fiscal 2005 than was experienced in 2004.

Financial Results Analysis

This section discusses the financial results of ATI Technologies Inc. Our financial results have been and will continue to be subject to quarterly and other fluctuations. For a discussion of factors affecting our operating results, please refer to “Risks and Uncertainties” on page 23.

OPERATING RESULTS

Fourth Quarter of Fiscal 2004

We achieved revenues of $572.2 million in the fourth quarter of fiscal 2004 which represents a 50.3% increase over revenues of $380.7 million in the same period in fiscal 2003. Revenue gains occurred in all of our main business lines; desktop discrete chip revenues were up approximately 40.0% as a result of PCI Express business success with OEMs; total integrated and discrete notebook chip revenues were up almost 20.0% as a result of market growth; and handset chip revenues more than doubled.

Gross margin declined 1.8% in the fourth quarter to 33.8% from 35.6% in the same period one year ago. This decline was largely a result of initial PCI Express production costs. Overall margin decline in our PC product line was slightly offset by an increase in revenues from our consumer products that typically have margins that are higher than our corporate average.

Fourth quarter selling and marketing expenses, administrative expenses and research and development expenses increased by 10.6%, 11.3% and 25.8%, respectively from the same period one year ago. Increases in our operating expenses were due to increased staff, greater marketing and advertising activities, higher incentive-based compensation and increased prototyping costs primarily in the desktop, integrated and notebook business units.

We incurred other charges of $0.2 million in the fourth quarter compared to $10.4 million in the same period one year ago.

Net income in the fourth quarter almost tripled to $61.2 million from $22.3 million in the same quarter last year as a result of the significant increase in sales. Our cash position increased by $40.9 milliion to $548.9 million as of August 31, 2004 relative to May 31, 2004, principally as a result of our net income and cash proceeds on exercise of employee stock options net of increases in our working capital in the quarter.

Fiscal Year 2004

The following table compares operating results for our three most recent fiscal years. Each line item is also expressed as a percentage of revenues.

Comparison of Operating Results

REVENUES

Fiscal 2004 vs. Fiscal 2003

In Fiscal 2004, ATI’s revenues grew by 44.1%.

ATI’s 2004 revenues increased by $611.4 million, or 44.1%, to approximately $2.0 billion, compared with approximately $1.4 billion in 2003. The revenue growth was a result of sales increases in all our main business lines.

Desktop revenue increased by more than 30.0% as the number of units sold grew by nearly 50.0%. Desktop revenues represented a little less than 50.0% of our overall business in 2004 versus about 55.0% in 2003. Overall business grew due to a more competitive product stack, particularly in the mainstream and value segments of the desktop market.

Much of the desktop growth was a result of greater penetration in the add-in-board (AIB) channel where both our units shipped and revenue almost doubled. AIB growth resulted primarily from partnerships with top ODMs and AIBs, as well as from continued expansion of both our geographic reach and partner relationships.

Our desktop OEM revenues slightly decreased in 2004 by about 4.0%, while units shipped were up over 10.0%. This shift was a result of our continued transition from providing board-level products to our customers to providing chips.

The increase in notebook revenues was driven by growth in the notebook market overall, as well as improvement in ATI’s notebook discrete market share. This was slightly offset by a decline in our share of the growing notebook IGP market.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

About 35.0% of revenues in 2004 were generated by our notebook products, compared with approximately 40.0% in 2003. In 2004, about three-quarters of total notebook revenues were discrete products while the remainder was integrated. Notebook revenues continued to grow rapidly in fiscal 2004. However, notebook’s share of ATI’s total revenue declined because of the extraordinarily high growth in consumer revenues.

Slightly less than 10.0% of our total 2004 product revenues were generated by consumer products. Our handheld products represented approximately two-thirds of our consumer product revenues for 2004, with the balance being DTV products.

Royalties from our Nintendo business and other licensing income, as well as “non-recurring engineering” (NRE) revenues associated with our development contracts continued to represent less than 3.0% of revenues in 2004, and in absolute dollars were higher in 2004 relative to 2003.

Both our royalty income from Nintendo and other licensing incomes, as well as NRE, are reported under “Other” in our segmented reporting. Please see note 17 to our consolidated financial statements for further information on our segmented reporting.

Following our transition beginning in 2002 from primarily a board-level manufacturer to a component-level manufacturer, in 2004 over 95.0% of our PC graphics products were shipped as chips, representing about 80.0% of our consolidated revenues for the year.

In 2004, one customer accounted for 10.6% of total revenues. In 2003, three customers accounted for 16.2%, 13.0% and 10.6% respectively of total revenues. Our top ten customers accounted for 61.9% of revenues in 2004 compared with 69.6% in 2003.

Fiscal 2003 vs. Fiscal 2002

Our 2003 revenues grew 36.4% over 2002 to $1.4 billion, an increase of $369.5 million, primarily as a result of our strong entry into the notebook IGP market, growing demand for our high performance desktop products, and overall growth in the notebook market.

The proportion of our overall revenues derived from various products was as follows: desktop discrete—about 55.0% in 2003 vs. over 60.0% in 2002; notebook—approximately 40.0% in 2003 vs. about one third in 2002; and royalties and licensing income—less than 3.0% in both 2003 and 2002.

In 2003, we substantially completed our transition from primarily a board-level manufacturer to a component-level manufacturer. In 2003, more than 90.0% of our units shipped as chips, representing about 70.0% of revenues. This transition opened up new channels and markets for us, specifically in the Asia-Pacific region, further contributing to revenue growth.

In 2003, three customers accounted for 16.2%, 13.0% and 10.6% respectively of total revenues. In 2002, only one customer represented over 10.0% of our sales, at 21.2%. Our top ten customers accounted for 69.6% of revenues in 2003 compared with 71.4% in 2002.

GROSS MARGIN

Fiscal 2004 vs. Fiscal 2003

Desktop and consumer products drove gross margin improvement.

Margin improvement in 2004 was driven by increases in margin levels on PC products as well as by the greater share of revenues resulting from higher margin consumer electronics products.

Gross margins for fiscal 2004 were 34.9% which was 3.6% higher than the 31.3% achieved in fiscal 2003.

The increased competitiveness of our desktop products along with less aggressive ASP (average selling price) reductions drove the improvement in desktop discrete PC margins. As ATI continued to increase the share of revenues derived from the relatively higher margin consumer business, the change in revenue mix also contributed to overall margin improvement. This increase was slightly offset by the decline in our PC discrete product margins in the fourth quarter due to the introduction of ATI’s PCI Express products.

Fiscal 2003 vs. Fiscal 2002

Gross margin in 2003 of 31.3% was down 1.5% from 32.8% in 2002. The decline was largely a result of inventory write-downs and a delay in implementing cost reductions until after the first quarter. Our gross margin climbed steadily in the subsequent three quarters, reflecting the strength of our high-end and consumer products, and exceeded 35.0% in the fourth quarter.

EXPENSES

Operating Expenses

Fiscal 2004 vs. Fiscal 2003

Strength of Canadian dollar impacts expenses.

ATI’s headquarters are in Markham, Ontario, Canada. Our overhead and staffing costs were approximately Cdn. $220.0 to $230.0 million in fiscal 2004 compared with Cdn. $160.0 to $170.0 million in fiscal 2003. The rise in the value of Canadian dollar relative to the U.S. dollar from an average rate of 67 cents in fiscal 2003 to an average rate of 75 cents in fiscal 2004, had an approximate $18.0 million negative impact on our operating expenses in 2004, as ATI reports and measures its results in U.S. dollars. Continued strength in the Canadian dollar relative to the U.S. dollar will result in upward pressure on operating expenses in fiscal 2005.

In accordance with Canadian generally accepted accounting principles, beginning with the first quarter of fiscal 2005, ATI will expense compensation costs associated with stock options granted to employees after September 1, 2002.

ATI sometimes enters into forward foreign exchange contracts (“Forwards”) to hedge a portion of its foreign currency exposure on expenses incurred for its Canadian operations. The Forwards obligate ATI to sell U.S. dollars for Canadian dollars in the future at predetermined exchange rates and are matched with anticipated future operating expenses in Canada. The Forwards do not subject ATI to risk from exchange rate movements because gains and losses on such contracts offset increases and decreases in Canadian expenses being hedged. The counterparties to the Forwards are multinational commercial banks and, therefore, the credit risk of counterparty non-performance is low.

During the fourth quarter of fiscal 2004, ATI purchased Forwards to buy $35.0 million Canadian dollars over the next three months at an average exchange rate of 73 cents. All of the Forwards have become favorable to us since their inception and had a fair value of $1.3 million at August 31, 2004.

Fiscal 2003 vs. Fiscal 2002

The rise in the value of the Canadian dollar from an average rate of 64 cents in fiscal 2002 to an average rate of 67 cents in fiscal 2003 caused our operating expenses to increase by $5.6 million in 2003 compared with 2002. This increase represented a little less than half of the $13.1 million increase relative to the prior year.

Selling and Marketing Expenses

Fiscal 2004 vs. Fiscal 2003

Selling and marketing expenses declined as a percentage of revenue.

Our selling and marketing expenses in 2004 increased $25.9 million, or 26.7% to $122.8 million.

As a percentage of revenues, our 2004 selling and marketing expenses declined to 6.2% from 7.0% in 2003.

Selling and marketing expenses include salaries, commissions and bonuses earned by sales and marketing personnel, direct sales costs, promotional and advertising costs, and travel and entertainment expenses.

MANAGEMENT's DICUSSION AND ANALYSIS (CONT.)

The largest contributor to the increase in sales and marketing expenses was staffing costs, including additional sales and marketing personnel in North America and in the Asia-Pacific region, and higher incentive-based compensation that resulted from higher sales.

Our purchase of certain assets of AMI Technologies Corp., one of our third-party sales and distribution partners in Asia-Pacific, in early 2004 helped to reduce the growth in expenses associated with sales into this region in fiscal 2004. Although fixed selling costs increased in 2004 due to the acquisition, the decrease in commissions paid more than offset the increase.

Increased advertising expenditures were also a major contributor to the year over year increase. Brand marketing and product awareness are critical to the success of our business. Product launches, game developer programs and co-marketing programs with our OEM, AIB and retailing partners help to create demand for our products. In 2004, we increased our investment in brand marketing and product awareness compared to 2003.

Fiscal 2003 vs. Fiscal 2002

Our 2003 selling and marketing expenses increased by 24.4% from 2002 to $96.9 million; however, they declined as a percentage of revenues to 7.0% in 2003 from 7.7% in 2002. In 2003, we increased our investment in brand marketing and product awareness significantly compared to 2002.

Research and Development Expenses

Fiscal 2004 vs. Fiscal 2003

R&D investments enabled PCI Express and major consumer electronics design wins.

Our 2004 R&D expenses increased by 26.7% to $269.9 million; however, they declined as a percentage of revenues to 13.5% from 15.4% in 2003.

R&D expenses include engineering salaries, costs of development tools and software, component and board prototype costs, consulting fees, licensed technology fees and patent filing fees.

Investment in R&D is a key part of our strategy to maintain product and technology leadership. R&D is essential to our continued achievement of our strategic objectives of product and technology leadership, establishing a strong franchise in the IGP market and securing market leadership in consumer digital electronics. Investment in R&D effectively drives ATI’s future revenue growth. We will continue to invest in R&D in support of these strategic objectives.

In 2004, our R&D expenses increased as a result of a number of factors:

•	Increased staffing costs, particularly in our consumer products business to support our growing color mobile phone business and the expansion of our software engineering competencies, as well as higher incentive-based compensation;

•	Increased investments in our desktop products business, including an additional $15.0 million in prototyping expenses that enabled us to secure top-tier OEM design wins during the early stages of the PCI Express transition;

•	The impact of a stronger Canadian dollar; and

•	Higher licensing fees, which include increases in CAD tool expenditures to support the development of new products.

Fiscal 2003 vs. Fiscal 2002

Our 2003 R&D expenses increased by 29.4% from 2002 to $213.0 million. However, they declined as a percentage of revenues to 15.4% in 2003 from 16.2% in 2002.

R&D expenses rose during 2003 as a result of increased staffing; the cost of technology required to support our increasingly complex and broader product line, such as color mobile phone and DTV products; prototyping expenses for our desktop products business; expanding our hardware and software engineering capabilities; and the impact of foreign exchange.

Administrative Expenses

Fiscal 2004 vs. Fiscal 2003

Administrative expenses increase to support growth.

Our administrative expenses increased 24.0% to $48.9 million in 2004. As a percentage of revenues, administrative expenses in 2004 declined to 2.4% from 2.8% in 2003.

Administrative expenses consist of salaries and expenses of the corporate infrastructure groups, including the operations, human resources, finance, legal and information technology departments.

The increase in administrative expenses in 2004 was primarily a result of increased staffing to support our growing business, higher incentive-based compensation, and the stronger Canadian dollar. Most of our administrative expenditures are denominated in Canadian dollars.

Fiscal 2003 vs. Fiscal 2002

Our 2003 administrative expenses increased by 10.5% from 2002 to $39.4 million. However they declined as a percentage of revenues to 2.8% in 2003 from 3.5% in 2002.

The increase in administrative expenses compared to the prior year was a result of increased staffing to support investments in R&D and marketing, and foreign exchange impact.

Amortization and Write-down of Intangible Assets and Goodwill

Fiscal 2004 vs. Fiscal 2003

Our total amortization expense declined by $4.7 million, or 43.2%, to $6.1 million in 2004.

The decrease is primarily the result of the completion of the amortization of intangibles related to the acquisition of NxtWave Communications Inc.

Fiscal 2003 vs. Fiscal 2002

Our total amortization expense fell by $86.7 million, or 89.0%, to $10.8 million in 2003 from $97.5 million in 2002. This decrease was the result of discontinuing amortization of goodwill in response to new accounting standards.

During fiscal 2002, we conducted a comprehensive review of the carrying values of core technology and goodwill arising from two acquisitions. We concluded that there was a permanent impairment in these values and wrote off $15.4 million related to two acquisitions.

Other Charges Fiscal

2004 vs. Fiscal 2003

We recorded a recovery of $0.3 million in respect of “other charges” in 2004. The amount resulted from recoveries in excess of the estimated amount from the restructuring of our European operations and the reversal of a lease exit charge incurred in 2003, less a charge to address issues related to an investigation by the Ontario Securities Commission (“OSC”). Please see note 16 to consolidated financial statements for further information.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Fiscal 2003 vs. Fiscal 2002

In 2003 we recorded other charges totaling $28.7 million to settle litigation, address issues related to an investigation by the OSC, reorganize our business in Europe, and reflect lease exit charges. These charges are unusual in nature in that they are expected to be non-recurring and are described in note 16 to the consolidated financial statements.

Interest and Other Income

Interest Expense

Fiscal 2004 vs. Fiscal 2003

Our interest expense increased to $2.1 million in 2004 from $1.9 million last year mostly as a result of the foreign exchange impact of the rise of the Canadian dollar versus the U.S. dollar.

Our interest expense relates primarily to our capital lease obligation and mortgage for our building facility located in Markham, Ontario, a joint venture in which we hold a 50.0% interest.

Fiscal 2003 vs. Fiscal 2002

Our 2003 interest expense increased to $1.9 million from $0.7 million in 2002. In 2002, interest expense also included our proportionate share of the interest expense related to the interim construction financing for our 50.0% owned Markham building facility.

Income Taxes

Fiscal 2004 vs. Fiscal 2003 vs. Fiscal 2002

Income tax expense increased to $45.8 million in 2004 from $11.7 million in 2003 due to our higher net income in 2004.

ATI’s operating tax rate, which excludes the impact of the Amortization and write down of Intangible Assets and Goodwill related to acquisitions, and the effect of the gain (loss) on investments and other special charges, was 18.0% in 2004, 18.9% in 2003 and 18.0% in 2002. ATI’s tax rate is affected by the amount of net income earned in its various operating jurisdictions. See note 13 to the consolidated financial statements.

Net Income (Loss)

Fiscal 2004 vs. Fiscal 2003

Net income up almost 6 times over 2003.

Net income in 2004 was $204.8 million, an increase of $169.6 million from $35.2 million in 2003. The increase in net income was a result of the significant increase in sales and continuing strong margins throughout 2004.

Fiscal 2003 vs. Fiscal 2002

Net income rose $84.3 million in 2003 to $35.2 million from a net loss of $49.1 million in 2002 as a result of several factors. Revenues and gross margin increased in 2003 while amortization expenses decreased significantly due to new accounting policies related to goodwill. Increases in operating expenses across all other functional areas in 2003 partially offset these improvements.

LIQUIDITY AND CAPITAL RESOURCES

This section explains how we manage our cash and capital resources to carry out our strategy and deliver financial results.

In  2004, our primary objectives in managing liquidity and cash flows were:

•	Ensuring financial flexibility to support growth and entry into new markets

•	Improving inventory management and targeting inventory at about 60 days’ usage

We generated positive cash flows from operations from our net income and improvements in working capital in the period.

Cash Position

The table below is a summary of our cash inflows and outflows for each of the past three years:

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Fiscal 2004 vs. Fiscal 2003

Our cash position (cash, cash equivalents and short-term investments) increased 56.5% to $548.9 million in 2004 from $350.7 million in fiscal 2003. Our cash position increased mainly as a result of increased earnings throughout the fiscal year.

We have access to $43.0 million in credit facilities at August 31, 2004 compared to $25.4 million at August 31, 2003. There are no amounts outstanding on these facilities as of the date of this MD&A.

Fiscal 2003 vs. Fiscal 2002

Our cash position increased 48.0% to $350.7 million in fiscal 2003 from $236.9 million in 2002 as a result of improved revenues and operational performance as well as $37.5 million of deferred revenue that was recorded for development agreements with Microsoft Corp. and Nintendo Co., Ltd.

We had access to $25.4 million in credit facilities at August 31, 2003 compared to $101.0 million at August 31, 2002.

Commitments

As at August 31, 2004, we are committed to the following minimum payments related to office premises, license and royalty agreements, building under capital lease payments and mortgage payments:

We believe that cash flows from operating activities, together with our cash position and borrowings available under our credit facilities, will be sufficient to fund currently anticipated working capital, planned operating and capital expenditures and debt service requirements during fiscal 2005.

OPERATING ACTIVITIES—WORKING CAPITAL

Accounts Receivable

Fiscal 2004 vs. Fiscal 2003

Our accounts receivable increased by 55.9% at August 31, 2004 compared to the prior year-end, due largely to increased sales throughout the year. Our accounts receivable are within our target range for current sales levels.

At August 31, 2004, 94.8% of accounts receivable were less than 60 days outstanding, compared with 93.3% at August 31, 2003. We have Export Development Corporation insurance covering 87.2% of our total accounts receivable at August 31, 2004 compared to 89.8% last year. Days’ sales in accounts receivable decreased to 50 days in 2004 compared to 53 days in 2003. At August 31, 2004, none of our customers accounted for 10.0% or more of our accounts receivable balance. At August 31, 2003, one customer accounted for 18.0% of our accounts receivable balance.

Fiscal 2003 vs. Fiscal 2002

Our accounts receivable increased by 66.2% at August 31, 2003 compared to fiscal 2002 year-end, due largely to increased product sales in the fourth quarter.

At August 31, 2003, 93.3% of accounts receivable were less than 60 days outstanding, compared with 92.3% at August 31, 2002. Export Development Corporation insurance covered 89.8% of our total accounts receivable at August 31, 2003 compared to 81.2% at the end of fiscal 2002. Days sales in accounts receivable increased to 53 days in 2003 compared to 50 days in 2002.

Inventories

Fiscal 2004 vs. Fiscal 2003

Inventories on hand at August 31, 2004 increased 44.4% to $254.9 million from $176.5 million in fiscal 2003. The increase relative to August 31, 2003 is a direct result of our substantially increased sales.

Inventory levels in 2004 were in line with our target of 60 days. It is necessary for ATI to maintain some level of inventory to meet customer requirements.

Fiscal 2003 vs. Fiscal 2002

Inventories on hand decreased by 8.1% to $176.5 million at the end of 2003 compared to inventories at the end of fiscal 2002. Inventory levels in 2003 were in line with our target of 60 days.

In 2003, we continued to implement an inventory management program to reduce inventories of raw materials, work in progress and finished goods.

Accounts Payable and Accrued Liabilities

Fiscal 2004 vs. Fiscal 2003

Accounts payable increased 43.7% to $274.8 million in 2004 from $191.2 million in 2003 as a result of increased inventory purchases required to support our 44.1% increase in sales and the timing of payments to our suppliers. Accounts payable are within our target range for current sales levels.

Accrued liabilities increased 45.7% to $199.1 million in 2004 compared to $136.7 million in 2003. The increase is largely a result of the timing of payments related to sales rebates and price protection, which are directly related to sales levels.

Fiscal 2003 vs. Fiscal 2002

Accounts payable increased to $191.2 million in 2003 from $172.1 million in 2002 as a result of increased inventory purchases for new product lines and the timing of payments to suppliers.

Accrued liabilities increased to $136.7 million in 2003 compared to $49.4 million in 2002, largely as a result of the timing of payments related to sales rebates and price protection, and accruals related to other charges.

Deferred Revenue

Fiscal 2004 vs. Fiscal 2003

Deferred revenue declined 22.7% to $29.1 million in 2004 from $37.7 million in 2003. Deferred revenue primarily relates to payments associated with development contracts where revenue is recognized on a percentage of completion basis, but payments are made according to contract terms (see note 1 (j) to our consolidated financial statements).

Fiscal 2003 vs. Fiscal 2002

Deferred revenue increased to $37.7 million in 2003 from $0.3 million in 2002, largely as a result of cash received in advance of revenue recognized relating to two development contracts.

FINANCING ACTIVITIES

Fiscal 2004 vs. Fiscal 2003

We generated cash from common shares issued from the exercise of stock options totaling $56.5 million in 2004 compared to $21.0 million in 2003.

In 2004, approximately 1.5 million shares of the Company were acquired for the amount of $22.1 million to satisfy employee incentive obligations (see note 12 (d) to our consolidated financial statements).

MANAGEMENT'S DISCUSSION AND ANALSYS (CONT.)

Fiscal 2003 vs. Fiscal 2002

Cash generated from common shares issued from the exercise of stock options was $21.0 million in 2003, compared to $12.5 million in 2002. Bank indebtedness, which arose from the short-term financing provided to the joint venture to construct our building, declined to nil in 2003 from $12.0 million in 2002. Upon completion of the new building, a long-term mortgage was obtained in 2003 by the joint venture, resulting in an increase of our long-term debt obligations.

INVESTING ACTIVITIES

Capital Assets

Please refer to notes 1(e), 1(h), and 5 to the consolidated financial statements.

Fiscal 2004 vs. Fiscal 2003

Our capital expenditures net of proceeds on disposals increased 10.9% to $18.2 million in 2004 from $16.4 million in 2003.

Fiscal 2003 vs. Fiscal 2002

Capital expenditures net of proceeds on disposals in 2003 declined to $16.4 million from $30.1 million in 2002, reflecting the completion of our head office facility in Markham, Ontario in 2002. Engineering equipment and leasehold improvements comprised the majority of capital expenditures in 2003.

SHORT-TERM INVESTMENTS

Please refer to notes 1(c), and 3 to the consolidated financial statements.

LONG-TERM INVESTMENTS

Fiscal 2004 vs. Fiscal 2003

From time to time, we make equity investments in other companies, generally in conjunction with a technology relationship. In 2004, we invested $0.1 million in these types of investments, compared with $2.5 million in 2003.

Fiscal 2003 vs. Fiscal 2002

In 2003, we invested $2.5 million in conjunction with a technology relationship and we disposed of all of our remaining shares in Broadcom Corp., realizing a gain of $3.8 million. In 2002 we did not make any long-term investments.

SUBSEQUENT EVENTS

On September 1, 2004, we acquired certain assets of RT&C International, our sales organization for South Korea, for a cash consideration of $2.6 million, plus acquisition-related costs.

In September 2004, we signed an agreement to purchase all of the shares of a company for a cash consideration of up to $3.6 million, plus acquisition-related costs. The company, a high-technology embedded solutions provider, is located in India. The acquisition is subject to regulatory approval and is expected to close by December 31, 2004.

OUTSTANDING SHARES

As at August 31, 2004, there were 249,287,125 ATI common shares outstanding or 256,208,025 shares on a fully diluted basis. See notes 12(a) and 14 to the consolidated financial statements.

CLAIMS AND PROCEEDINGS

In January 2003, we announced that Staff of the OSC had filed a Notice of Hearing and Statement of Allegations (“Notice”) in relation to ATI and others. The Notice alleged that ATI failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of the Toronto Stock Exchange. The Notice also alleged that ATI made a misleading statement to Staff of the OSC in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals are also named in the Notice. The Notice alleged that six of these individuals including K.Y. Ho, then Chairman and Chief Executive Officer of ATI, engaged in insider trading contrary to the Securities Act. A hearing originally scheduled for February – March 2004 has been rescheduled for March – June 2005.

See notes 16 and 22 of the consolidated financial statements regarding other claims and proceedings affecting ATI.

Risks and Uncertainties

Our operating results have been and will continue to be subject to quarterly and other fluctuations due to changing market and economic conditions and various other factors set out below. As a result, our revenues can fluctuate from quarter to quarter, and, within a quarter, revenues may vary from month to month. In addition, because our operating expenses are largely independent of revenues in any particular period, we may be unable to rapidly adjust our spending to compensate for an unexpected revenue shortfall, which could adversely affect quarterly operating results. As a result, it is difficult to accurately predict revenues and profits or losses.

Our reported operating results may vary from prior periods or may be adversely impacted in periods when we are undergoing a product line transition during which sales of new products must be ramped up to replace sales of our older products. These older products often come under significant pricing and margin pressure as a result of competitors’actions in the marketplace.

Should our new products, including integrated chipset products and products for the consumer electronics market, not offer the features and performance required by our customers or fail to achieve meaningful market share, our operating results will be negatively impacted. Our ability to continue to sell and develop our products is dependent upon our ability to obtain licenses to industry technology or other intellectual property rights, which may not be readily available or available on commercially reasonable terms. As a result of any combination of these or other issues referred to below, our operating results and common share price may be subject to a significant level of volatility, particularly on a quarterly basis. Factors that have affected our operating results in the past or could affect them in the future include, among other things:

•	Levels of growth or decline in the PC industry;

•	Rapid and frequent technological change in the PC graphics industry;

•	Demand and acceptance of our products and those of our customers, including integrated graphics components and consumer electronics;

•	Successful and timely development and production of next-generation products, including products for the consumer electronics market;

•	Changes in the rate of exchange of Canadian currency to U.S. dollars;

•	Introduction of new products by our competitors;

•	Availability of licenses for industry technology or other intellectual property rights necessary for the continued sale or development of our products;

•	Changes to our overall average selling price resulting from competitive pressures;

•	Delays or early introduction of new microprocessors or their related chipsets;

•	Changes to our overall product mix or the geographic regions where our products are sold;

•	Research and development costs associated with the development of new products;

•	Increasing product line complexity and our related management of inventory;

•	Unexpected variances in the cost or availability of materials, especially silicon wafer, memory, printed circuit boards and packaging costs;

•	Changes to the expected yield of our component products;

•	Excess or shortage of manufacturing capacity;

•	Volume of orders received that can be filled in the quarter;

•	Seasonal and variable demand associated with the PC industry;

•	Addition or loss of significant customers;

•	Supply constraints and disruptions for other components incorporated into our products and those of our customers; and

•	New laws that require us to undertake an evaluation of our internal controls may identify internal control weaknesses which may require correction.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

As a result of the factors listed above, period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. The results of any quarterly period are not indicative of results to be expected for a full fiscal year. Accordingly, our operating results may be below the expectations of securities analysts and investors. Our failure to meet these expectations could adversely affect the market price of our common shares.

For a more complete discussion of general risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian and U.S. securities regulatory authorities.

For a description of certain legal proceedings affecting our business, please see notes 16 and 22 to the consolidated financial statements.

Our Accounting Policies

We prepare our consolidated financial statements using Canadian GAAP and have provided a reconciliation of our financial statements to U.S. GAAP in note 21 to the consolidated financial statements. Significant accounting policies and methods used in preparation of our consolidated financial statements are described in note 1 to the consolidated financial statements.

Under GAAP, we are required to make estimates and assumptions when we account for and report assets, liabilities, revenue and expenses and disclose contingent assets and liabilities in our financial statements. We are also required to constantly evaluate the estimates and assumptions we use. We base our estimates and assumptions on historical experience and other factors that we believe are reasonable in the circumstances. Because our estimates and assumptions involve judgment and varying degrees of uncertainty, actual results could materially differ from our estimates and assumptions.

We make significant estimates when determining provisions for sales returns and allowances, our allowance for doubtful accounts, our provision for inventory obsolescence, stock-based compensation, the fair value of reporting units for goodwill impairment testing, the useful lives and valuation of intangible assets, the valuation of long-term investments, restructuring charges, our worldwide income tax provision and the realization of future tax assets.

We believe the following are the most critical accounting policies we follow as they rely heavily on our judgment and estimates:

Revenue Recognition

We recognize revenue when evidence of an arrangement exists, risks and rewards of ownership have been transferred to customers, selling price is fixed and determinable, and collectibility is reasonably assured.

Estimated returns and allowances, price protection and sales rebates are recorded as a reduction of revenue at the time of revenue recognition. If our estimates of future market conditions and changing product life cycles in the marketplace are inaccurate, we may be required to materially increase customer incentive offerings, which could necessitate a further reduction of revenue. We also provide for the estimated cost of product warranties at the time of revenue recognition. If actual product warranty costs vary from our estimates, we may have to record material adjustments to our warranty expense.

We primarily use a binding purchase order as evidence of its sales arrangements and, in certain cases, use contractual agreements. We consider delivery to occur upon shipment, provided risk and rewards of ownership, including transfer of title, have passed to the customer. At the point of sale, we assess whether collection is reasonably assured. If we determine that collection is not reasonably assured, we defer recognition of the revenue until collection becomes reasonably assured, which is generally upon the receipt of cash.

We follow the percentage-of-completion method of accounting for contracts requiring us to develop customized technology to meet a customer’s specifications. Under such contracts, revenue is recognized based on the ratio of total costs incurred to date to overall estimated costs. Provisions for estimated losses on contracts are recognized when identified. Where estimating the final outcome of a contract is impractical, except to ensure that no loss will be incurred, we use a zero estimate of profit until results can be estimated more precisely. Under this method, the portion of total contract revenue earned to date is determined by measuring total costs incurred. We then record an equal amount of revenue against costs. Cost of revenue is adjusted to recognize the profit element from the arrangement once we are able to estimate total revenue and total costs.

Inventory Valuation

We record raw materials at the lower of cost and replacement cost. Finished goods and work in process are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis. We write down our inventory for estimated obsolescence, and excess inventories based upon assumptions about future demand and market conditions. The business environment in which we operate is subject to rapid change in technology and customer demand. If actual market conditions are less favorable than those estimated, additional material inventory write-downs may be required.

Stock-based Compensation

We adopted CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments,” that establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees as of September 1, 2002. The standard requires that a fair value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash or other assets, or are stock appreciation rights, by the issuance of equity instruments. The standard permitted us to continue to record no compensation cost on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

We have applied the pro forma disclosure provisions of the standard to awards granted on or after September 1, 2002 that are provided in note 12(c) to the consolidated financial statements. The estimated fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model based on the assumptions which we use with respect to risk-free interest rate, dividend yield, volatility factor of the expected market price of our common shares, and the expected life of the options.

Effective September 1, 2004, we will expense the compensation cost relating to the grant of stock options to employees.

Goodwill

We perform our annual goodwill impairment test in the fourth quarter of each year, and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. We test for impairment at the reporting unit level by comparing the reporting unit’s carrying value with its fair value. The fair values of the reporting units are estimated using a discounted cash flow approach. The process we follow when determining a reporting unit’s fair value is subjective and requires judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates. Future goodwill impairment tests may result in material impairment charges.

Income Taxes

Our worldwide income tax provision is impacted by the amount of net income earned in each taxing jurisdiction and the rate of tax payable in respect of that income. In the ordinary course of our global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different than the estimates we have made in determining our income tax provisions and accruals. If our estimates and assumptions are determined to be inaccurate there could be a material effect on our income tax provision and net income in the period in which the determination is made.

We record a valuation allowance to reduce our future tax assets to the amount of future tax benefit that is more likely than not to be realized. We consider future taxable income in our operating jurisdictions and ongoing prudent and feasible tax planning strategies in determining the need for the valuation allowance. If we were to determine that we could realize our future tax assets in excess of their recorded amounts we would record an adjustment to the future tax asset and increase income in the period the determination is made. Alternatively, if we were to determine that we could not realize all or parts of our future tax assets, we may record a material charge to income in the period the determination is made.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

During 2004 we have applied changes as a result of newly issued accounting standards as follows:

Hedging Relationships

During fiscal 2004, we adopted CICA Accounting Guideline No. 13, “Hedging Relationships,” for our derivative instruments. We engaged in activities to purchase certain derivative financial instruments, principally forward foreign exchange contracts, to manage foreign currency exposure. ATI’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

ATI formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. We also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

We purchase forward foreign exchange contracts to hedge anticipated Canadian dollar expenses pertaining to our operations in Canada. These instruments are not recognized in the consolidated financial statements at inception. Foreign exchange gains and losses on these contracts are deferred off-balance sheet and recognized as an adjustment to the operating expenses when the operating expenses are incurred.

Realized and unrealized gains and losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

Revenue Recognition

In December 2003, the Emerging Issues Committee issued EIC-141, “Revenue Recognition,” and EIC-142, “Revenue Arrangements with Multiple Deliverables.” EIC-141 incorporates the principles and guidance under the SEC’s Staff Accounting Bulletin No. 101 and U.S. GAAP and EIC-142 addresses how to identify whether goods or services or both that are delivered separately in a bundled sales arrangement should be accounted for separately. The primary purpose of EIC-142 is to determine if separation is necessary, and, if so, how to measure and allocate the arrangement consideration.

ATI fully adopted EIC-141 and EIC-142 on a prospective basis on March 1, 2004. We were not impacted by these standards.

In addition to the standards we have applied in the year, there are additional new standards that will be applied in future years as follows:

Generally Accepted Accounting Principles

In July 2003, the CICA issued Handbook Section 1100, “Generally Accepted Accounting Principles.” This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. This guideline is effective for our 2005 fiscal year, with early adoption encouraged. We expect that the adoption of this standard will have no material impact on our financial position, results of operations or cash flows.

Asset Retirement Obligations

In March 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations.” This section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation. This guideline is effective for ATI’s 2005 fiscal year, with early adoption encouraged. We are currently evaluating the impact of adoption on our consolidated financial statements.

Consolidation of Variable Interest Entities

In June 2003, the CICA approved Accounting Guideline AcG-15, “Consolidation of Variable Interest Entities,” which provides guidance for determining when an enterprise includes the assets, liabilities and results of activities of entities that are subject to control on a basis other than ownership of voting interests (a “variable interest entity”). This guideline is effective for the second quarter of our 2005 fiscal year, with early adoption encouraged. We expect that the adoption of this standard will have no material impact on our financial position, results of operations or cash flows.

Liabilities and Equity

In November 2003, the CICA approved amendments to Handbook Section 3860, “Financial Instruments – Presentation and Disclosure,” to require obligations that may be settled, at the issuer’s option, by a variable number of the issuer’s own equity instruments to be presented as liabilities. Thus securities issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity.

The CICA concluded that not all such obligations establish the type of relationship that exists between an entity and its owners, but rather they convey more of a debtor/creditor relationship because they require the issuer to convey a fixed amount of value to the holder that does not vary with changes in the fair value of the issuer’s equity instruments. Therefore, these instruments should be presented as liabilities. The standard will be effective for our 2006 fiscal year. We expect that the adoption of this standard will have no material impact on our financial position, results of operations or cash flows.

Quarterly Information